Part II, Item 6 (Activities of Service Providers)

(a) Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

YES

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Confidential trading information consists of data regarding open or partially open Firm/Conditional Orders in JPB-X ("real-time data") and data regarding fully or partially completed Firm/Conditional Orders in JPB-X, including executions and cancellations ("historical data"). Confidential trading information, however, does not include post-execution reporting under applicable reporting rules or regulations. Confidential trading information also does not include aggregated data resulting from the combination of the JPB-X historical data associated with a Subscriber's Firm/Conditional Order with data regarding other Firm/Conditional Orders of the Subscriber or other JPMS clients, whether or not such Firm/Conditional Orders were routed to JPB-X ("Aggregated Data"). Aggregated Data is created by ECS Liquidity Product Specialists, who can aggregate any JPB-X historical data, or trading personnel in a business unit identified in response to Part II, Item 1(a), who can aggregate only JPB-X historical data regarding that unit's or a subset of that unit's Firm/Conditional Orders. Aggregated Data includes JPB-X historical data from only the prior trading day or earlier. Aggregated Data sourced only from JPB-X historical data does not provide Subscriber-specific or symbol-specific information. Aggregated Data can be used (i) by JPMS to provide market color or trend analyses externally and/or to internal principal or agency trading desks (e.g., JPMS has included in marketing materials aggregate statistics regarding JPB-X such as executed volume); (ii) by JPMS to advertise, report on, or enhance the quality of its execution or other services offered to clients (e.g., JPMS has included in marketing materials aggregate VWAP slippage statistics that incorporate execution data from JPB-X and other venues to which Subscribers' VWAP orders were routed); and (iii) by third parties so they can provide JPMS with analytics (regarding, e.g., its market share or other performance metrics on a client-by-client basis). Such data sets are sufficiently aggregated and/or anonymized that they protect the confidentiality of Subscribers' trading strategies and are not themselves confidential trading information. Moreover, the use of such data sets, depending on the context, may be subject to confidentiality restrictions under agreements with recipients of the data sets and/or JPMC policies and procedures.

No employee or contingent worker ("workforce member") of JPMS or its affiliates is dedicated solely to servicing the operations of JPB-X. Shared workforce members with some level of access to confidential trading information on JPB-X include those described below to the extent they have a need to know such information to perform their respective responsibilities in connection with the operations of JPB-X (#1-5) or JPMS' compliance with applicable law in operating JPB-X

(#6). Persons authorized to access confidential trading information are prohibited from using confidential trading information for purposes other than those described below.

(1) Electronic Client Solutions ("ECS") Liquidity Product Specialists (workforce members of JPMS) responsible for the development and day-to-day operation of the SOR and JPMS' alternative trading systems, including JPB-X, who can access real-time data and historical data so they can monitor the performance of JPB-X, prepare aggregated data sets as described above, detect any Subscriber behavior resulting in a materially negative impact to the operation of JPB-X or to other Subscribers or indicating a need to change a Subscriber's order flow type or tier assignment, work to resolve issues related to the foregoing that may arise, develop further product initiatives, and respond to client inquiries and regulatory requests;

(2) the ECS Client Coverage, ECS Connectivity Product, and ECS Sales groups (workforce members of JPMS), which provide client services to ECS clients, including JPB-X Subscribers, and can access real-time data, only at a summary level (e.g., aggregated order quantities by client or symbol), and historical data so they can field inquiries from clients regarding orders routed to JPB-X by or on behalf of the clients;

(3) ECS supervisors and senior management (workforce members of JPMS) responsible for the ECS business, including the JPB-X offering and its operation, who can access real-time data, only at a summary level (e.g., aggregated order quantities by client or symbol), and historical data so they can appropriately supervise and manage the JPMS workforce members described in (1) and (2) above;

(4) Middle Office personnel (workforce members of JPMS affiliates worldwide) responsible for processing transactions effected by JPMS and its affiliates, including trades in JPB-X, who can access historical data so they can monitor the post-trade processing of transactions executed in JPB-X, including with respect to the clearance, settlement, and allocation of such transactions, and work to resolve any processing issues that may arise;

 (5) Personnel in technology and equities electronic trading agency quantitative research groups (workforce members of JPMS) responsible for providing technical support and developing and maintaining electronic trading applications and infrastructure across JPMS, including the applications and infrastructure on which JPB-X relies, who can access real-time and historical data when necessary in the course of their work to provide technical support and develop and maintain the applications and infrastructure (including, in the case of the equities electronic trading quantitative research group, to develop quantitative models employed by the applications and to analyze the performance of these applications and their underlying models);

(6) Personnel in technology groups, Compliance, and Regulatory Management (workforce members of JPMS affiliates worldwide) responsible for facilitating JPMS' and its affiliates' compliance with applicable law, including with respect to the operation of JPB-X, who can access historical data so they can maintain JPMS' and its affiliates' compliance with laws applicable to

the operation of JPB-X, including through surveillance and the preparation of regulatory reports and responses to regulatory requests; and

(7) Business unit trading personnel who route firm orders to the algorithms/SOR for execution (workforce members of JPMS), who can access JPB-X data regarding only that unit's or a subset of that unit's Firm/Conditional Orders so they can monitor such Firm/Conditional Orders.

(b) Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

YES

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Equinix, Inc., a third-party data center provider, maintains the Equinix NY4 New York IBX Data Center, the data center in which the JPB-X matching system is located. Redline, a third-party market data provider, is described in Part III, Item 23.

(c) If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

NO

Part II, Item 7 (Protection of Confidential Trading Information)

(a) Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:
i. written standards controlling employees of the ATS that trade for employees' accounts; and
ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

JPMS has established written safeguards and procedures that restrict (i) access to JPB-X Firm/Conditional Order information to individuals responsible for the operation of JPB-X and/or JPB-X's compliance with applicable law and (ii) the personal trading of such individuals. JPMS also has adopted and implemented written oversight procedures intended to ensure that the above safeguards and procedures are followed. Access to Subscribers' confidential trading information is restricted as described below.

Systems with Real-Time and Historical Data. Real-time and historical data is accessible via a front-office graphical user interface ("GUI") and database, each of which can be used to view the status of, and generate reports regarding, Firm/Conditional Orders routed to JPB-X; order management systems used to route firm orders to the algorithms/SOR; and the servers upon which the GUI, database, order management systems, algorithms/SOR, and JPB-X matching engine run. The algorithms/SOR and JPB-X matching engine generate and access such data for the purpose of routing Firm/Conditional Orders and matching and executing Firm/Conditional Orders, respectively. Access to these systems through which real-time and historical data is accessible is restricted, via permissioned electronic logins, to ECS Liquidity Product Specialists responsible for the development and day-to-day operation of JPB-X and personnel in technology and equities electronic trading agency quantitative research groups responsible for providing technical support and developing and maintaining the applications and infrastructure on which JPB-X relies. Limited access to such systems is provided to the ECS Client Coverage, ECS Connectivity Product, and ECS Sales groups providing client services to JPB-X Subscribers and to ECS supervisors and senior management responsible for the JPB-X offering and its operation, but their access is restricted, via permissioned electronic logins, to real-time data at a summary level (e.g., aggregated order quantities by client or symbol) and historical data. Limited access to such systems also is provided to JPMS business unit trading personnel for whom the algorithms/SOR routes Firm/Conditional Orders to JPB-X, but their access is restricted, via permissioned electronic logins, to information regarding their respective unit's or a subset of that unit's Firm/Conditional Orders.

Systems with Historical Data. Historical data is accessible via a database used to view the status of, and generate reports regarding, Firm/Conditional Orders that were routed to JPB-X and either executed or cancelled; a GUI used to view JPMS' books and records; Middle Office systems for the post-trade processing of transactions; and the servers upon which the database, GUI, JPMS' books and records systems, and Middle Office systems run. Access to these systems through which historical data is accessible is restricted, via permissioned electronic logins, to the ECS Liquidity Product Specialists described above; technology and equities electronic trading agency quantitative research groups described above; ECS Client Coverage, ECS Connectivity

Product, and ECS Sales groups described above; Middle Office personnel responsible for processing trades in JPB-X; and personnel in technology groups, Compliance, and Regulatory Management responsible for facilitating JPMS' compliance with applicable law with respect to the operation of JPB-X. Limited access to such systems also is provided to JPMS business unit trading personnel for whom the algorithms/SOR routes Firm/Conditional Orders to JPB-X, but their access is restricted, via permissioned electronic logins, to information regarding their respective unit's or a subset of that unit's Firm/Conditional Orders.

Policies and Procedures

The above restrictions are maintained in part through written procedures requiring the escalation and approval of requests to access JPB-X data and the periodic review of such access. Moreover, JPMC has adopted written policies and procedures (the "Personal Account Dealing Policy" or "PAD Policy") requiring (i) employees and contingent workers subject to the PAD Policy ("PAD Workforce Members") to disclose accounts that can hold and transact in the purchase or sale of publicly traded securities and over which PAD Workforce Members or related persons can exercise discretion ("Covered Accounts") and to review and certify annually as to the accuracy and completeness of all Covered Account details, (ii) JPMC to monitor transaction details for Covered Accounts, (iii) PAD Workforce Members to preclear purchases, sales, pledges, and gifts of publicly traded and privately held financial instruments, and (iv) managers to review trading requests to prevent the improper use of material non-public information or other confidential information, conflicts of interest, and other applicable trading restrictions. Written supervisory procedures applicable to the JPMS U.S. Equities Division (the "WSPs") require reviews, documented at least on a monthly basis, to make certain that (i) new employees receive training with respect to the PAD Policy, (ii) employees have obtained preclearance appropriately, (iii) trading subject to the PAD Policy has been appropriately monitored, and (iv) escalated personal trading violations have been followed up on appropriately.

JPMS' written procedures for limiting access to confidential trading information, pursuant to JPMS' obligations under Regulation ATS Rule 301(b)(10), include a section of the WSPs regarding JPMS' alternative trading systems. The section requires reviews, documented at least on a quarterly basis, (i) to verify the appropriateness of the access afforded to those described in response to Part II, Item 6 who are authorized to view JPB-X data via front office and books and records systems and (ii) to approve, or verify the appropriate approval of, all new requests to access JPB-X order data via such systems.

In addition, JPMC policies and procedures require that confidential trading information be shared only on a "need to know" basis (i.e., shared only with a person with a legitimate business need, in the normal exercise of the person's employment or duties, for knowing or having access to the information) and prohibit the unauthorized or improper use of material non-public information and the front-running of client orders. Only the workforce members identified in response to Part II, Item 6 are deemed by JPMS to have such a need to know Subscribers' confidential trading information.

(b) *Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

    YES

If yes, explain how and under what conditions.

JPMS has received requests from Subscribers to provide confidential trading information pertaining to their respective Firm/Conditional Orders to third parties that provide analyses of trading information. A Subscriber, at any time, can provide JPMS with notice of the Subscriber's consent to the disclosure of confidential trading information pertaining to the Subscriber's executed and cancelled Firm/Conditional Orders, or the executed and cancelled portions thereof, to such third parties by contacting the Subscriber's JPMS sales representative. JPMS will commence such disclosure as soon as reasonably practicable following receipt of the Subscriber's notice.

(c) *If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

    YES

If yes, explain how and under what conditions.

A Subscriber, at any time, can provide JPMS with notice of the withdrawal of the Subscriber's consent to the disclosure described in response to Part II, Item 7(b) by contacting the Subscriber's JPMS sales representative. JPMS will discontinue such disclosure as soon as reasonably practicable following receipt of the Subscriber's notice.

(d) *Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.*

The shared workforce members described in response to Part II, Item 6(a) are the only individuals who have access to Subscriber confidential trading information on JPB-X. The information to which such individuals have access and the basis for their access are described in response to Part II, Item 6(a). The systems described in response to Part II, Item 7(a) are the only systems that have access to Subscriber confidential trading information on JPB-X.

Part III, Item 7 (Order Types and Attributes)

(a) Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

    i.   priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

    ii.   conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

    iii.   order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

    iv.   order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

    v.   whether an order type is eligible for routing to other Trading Centers;

    vi.   the time-in-force instructions that can be used or not used with each order type;

    vii.   the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

    viii.   the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Conditional and Firm Orders. The algorithms/SOR and Subscribers that access JPB-X directly can route to JPB-X (i) conditional orders and (ii) if any of the conditional orders match with other conditional orders in JPB-X, firm orders routed in response to firm-up invitations received directly from JPB-X (in the case of the SOR with respect to orders designated for Close Price Match and in the case of Subscribers that access JPB-X directly) or from JPB-X via the SOR (in the case of JPMS algorithmic trading strategies).

Matching Types. JPB-X accepts Firm/Conditional Orders designated for the following two matching types:

-- Volume-Weighted Average Price Match ("VWAP Price Match"), which matches orders, using the conditional order process described in Part III, Item 9, and crosses them at a VWAP price determined by JPB-X over the course of a pre-determined match period; and

-- Close Price Match, which matches orders, using the conditional order process described in Part III, Item 9, and crosses them at the security's official closing price as determined by the closing auction at the primary exchange for the security.

Firm/Conditional Orders designated for each matching type are maintained in separate order books within JPB-X and do not interact with each other.

Firm/Conditional Order Types. JPB-X accepts (1) limit and market Firm/Conditional Orders for the VWAP Price Match matching type and (2) market-on-close Firm/Conditional Orders for the Close Price Match matching type. A limit Firm/Conditional Order is a Firm/Conditional Order to buy or sell stock at a specific price or better. A market Firm/Conditional Order is a Firm/Conditional Order to buy or sell stock at the best available price. A market-on-close Firm/Conditional Order is a Firm/Conditional Order to buy or sell stock at its closing price as determined by the primary exchange for the stock. JPB-X does not offer post-only Firm/Conditional Order types, and none of the above Firm/Conditional Order types is eligible for routing to other Trading Centers. The above Firm/Conditional Order types cannot be combined (i.e., a Firm/Conditional Order cannot be more than one Firm/Conditional Order type).

Time-In-Force Instructions. For both VWAP Price Match and Close Price Match matching types, JPB-X only accepts a "day" time-in-force instruction. A day Firm/Conditional Order is a Firm/Conditional Order intended to rest in an order book maintained by JPB-X until the Firm/Conditional Order is executed or cancelled at the end of the trading day or earlier.

Modifications, Replacements, and Cancellations. The algorithms/SOR and Subscribers that access JPB-X directly can modify, replace, or cancel day Firm/Conditional Orders routed to JPB-X, whether designated for VWAP Price Match or Close Price Match, as described below. The modification or replacement of a day conditional order results in the entry of a replacement conditional order with a new time stamp and lower priority in time than the original conditional order, unless the modification is a reduction in the quantity of the conditional order, in which case the replacement conditional order has a new time stamp but the same priority in time that the original conditional order had prior to its replacement. Note, however, that conditional orders designated for Close Price Match cannot be modified, replaced, or cancelled once the Close Price Match matching time is reached. The algorithms/SOR and Subscribers that access JPB-X directly can cancel or reduce the quantity of a firm-up order prior to its execution.

Rejections. JPB-X rejects (i) short sale exempt Firm/Conditional Orders, (2) short sale Firm/Conditional Orders designated for Close Price Match, (3) Firm/Conditional Orders priced at or above $1.00 per share if priced in a sub-penny increment, (4) Firm/Conditional Orders priced below $1.00 per share if priced in an increment of less than $.0001, and (5) Firm/Conditional Orders that exceed limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5.

Eligibility for Matching and Execution. A Firm/Conditional Order is ineligible for matching in JPB-X unless the price, minimum quantity, and counterparty preference instructions associated with the Firm/Conditional Order, if any, are satisfied. Conditional orders, but not firm orders, can have minimum match size requirements. As described in response to Part III, Item 9, when JPB-X sends a firm-up invitation, JPB-X cancels the corresponding conditional order, irrespective of the conditional order's minimum quantity instruction. As also described in response to Part III, Item 9, a firm-up order is ineligible for execution in JPB-X during the order's applicable firm-up period.

Matching of VWAP Price Match Orders. As described in response to Part III, Item 11, once JPB-X matches firm-up orders designated for VWAP Price Match and the match period has elapsed, the firm-up orders are crossed, based on equal split / time priority (i.e., all orders on the same side are given equal allocations with any remaining quantity allocated equally to earlier-in-time orders), at the VWAP determined by JPB-X. In the event of (1) the cancellation of a firm-up order by the algorithms/SOR or a Subscriber that accesses JPB-X directly, (2) a response to a production issue, (3) the National Best Bid moving lower than or becoming equal to the limit of a matched sell order or the National Best Offer moving higher than or becoming equal to the limit of a matched buy order, (4) the triggering of a Rule 201 price test, or (5) the stock closing at the primary exchange, JPB-X will terminate the match period and issue partial fills before cancelling all matched firm-up orders. ~~Changes to an associated parent order, price limitations, the triggering of a Rule 201 price test, production issues, or the closing of the stock at its primary exchange may result in termination of the match period, in which case t~~The quantity of a matched order's fill will be proportional to the duration of the match period, and the price of the fill will be the VWAP over the duration of the match period (or, if a Rule 201 price test is in effect, at a price that is allowed by the rule). In addition, JPB-X does not execute a cross in any NMS stock that is subject to a regulatory or trading halt (a "Halt"), although, as described in response to Part III, Item 20, JPB-X will continue to accept Firm/Conditional Orders in such an NMS stock and instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock using the priority logic described in response to Part III, Item 11(c). Firm-up orders that were matched but for which the match period has not elapsed will be cancelled by JPB-X immediately after the Halt goes into effect. If a Halt in an NMS stock occurs during regular trading hours while a firm-up period for one or more conditional orders in that security is underway, JPB-X rejects any firm-up order received during the firm-up period while the halt is in place.

Matching of Close Price Match Orders. As described in response to Part III, Item 11, once JPB-X matches firm-up orders designated for Close Price Match in a NMS stock, they are crossed, based on time priority, at the closing price as determined by the closing auction and published by the primary exchange for the NMS stock after the exchange closes. As described in response to Part III, Item 20, when a Halt is in effect for an NMS stock, JPB-X will continue to accept and match conditional orders designated for Close Price Match and to accept instructions to modify, cancel, or replace conditional orders in that NMS stock using the priority logic described in response to Part III, Item 11(c) but will not execute orders if the primary exchange does not publish a close price as determined by the closing auction for the stock, in which case JPB-X will cancel the unexecuted orders immediately after JPMS determines that the primary exchange has not published a close price as determined by the closing auction for the stock and has been delayed in doing so as a result of the Halt. Firm-up orders that were matched but have not yet been executed will be cancelled by JPB-X immediately after the Halt goes into effect.

Changes in NBBO. Although a change in the NBBO would not affect the relative priority of matched firm-up orders that remain eligible for execution after the change, the change could affect whether a firm-up order designated for VWAP Price Match with a price instruction associated with it is eligible for execution and the execution price at which orders that remain eligible for execution are crossed.

(b) Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

YES

Part III, Item 11 (Trading Services, Facilities and Rules)

(a) *Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.*

> JPB-X is an NMS Stock ATS that operates within JPMS as part of the Equities Division of the Corporate and Investment Bank in JPMC, of which JPMS is a subsidiary, and offers matching services in NMS stocks. JPB-X is a crossing system that matches non-displayed conditional orders, and crosses non-displayed firm-up orders, designated to receive either a volume-weighted average price or the closing price of the NMS stock being traded.

(b) *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*

> YES

(c) *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

> JPB-X rejects (i) short sale exempt Firm/Conditional Orders, (2) short sale Firm/Conditional Orders designated for Close Price Match, (3) Firm/Conditional Orders priced at or above $1.00 per share if priced in a sub-penny increment, (4) Firm/Conditional Orders priced below $1.00 per share if priced in an increment of less than $.0001, and (5) Firm/Conditional Orders that exceed limits imposed by JPMS pursuant to its obligations under SEC Rule 15c3-5.

> A Firm/Conditional Order is ineligible for matching in JPB-X unless the price, minimum quantity, and counterparty preference instructions (see Part III, Items 13-14) associated with the Firm/Conditional Order, if any, are satisfied. Conditional orders, but not firm orders, can have minimum match size requirements. As described in response to Part III, Item 9, a firm-up order is ineligible for execution in JPB-X during the order's applicable firm-up period.

> VWAP Price Match Rules and Procedures:

> When two or more conditional orders designated for VWAP Price Match on opposite sides are eligible for matching in JPB-X, JPB-X matches them and sends firm-up invitations to the algorithms/SOR or Subscribers (as described in response to Part III, Item 9) based on equal split / time priority (i.e., all conditional orders on the same side are given equal allocations with any remaining quantity allocated equally to earlier-in-time conditional orders). A conditional order routed by the algorithms/SOR or directly by a Subscriber can be cancelled by the algorithms/SOR or Subscriber, respectively, before the conditional order is matched. Short sale

conditional orders are not eligible for matching when a price test under Rule 201 of Regulation SHO is in effect.

Once the firm-up period described in Part III, Item 9 has elapsed, JPB-X matches the firm-up orders it received during the firm-up period (subject to the eligibility criteria for the firm-up orders discussed above and the firm-up orders' participation instructions) based on equal split / time priority (i.e., all orders on the same side are given equal allocations with any remaining quantity allocated equally to earlier-in-time orders). A pre-determined default match period commences upon the earlier of (i) JPB-X's receipt of firm-up orders corresponding to all firm-up invitations sent by JPB-X or (ii) the expiration of the firm-up period. The default match period is currently five minutes for all firm-up orders.

During the match period, JPB-X monitors market data reported via the SIP (see Part III, Item 23) and any changes to parent order attributes. Once the match period elapses, JPB-X crosses the matched firm-up orders at the VWAP (if one exists and it is within the matched orders' price limits, if any), determined by JPB-X based on executed trades reported via the SIP during the match period. Trade prices reported pursuant to the UTP Plan with the following sale conditions will be excluded when calculating the VWAP for the match period: Price Variation Trade, Market Center Official Close, Next Day, Market Center Official Open, Extended trading hours (Sold Out of Sequence), Average Price Trade, Sold (out of sequence), Derivatively priced, Qualified Contingent Trade (QCT). Trade prices reported pursuant to the CTA Plan with the following sale conditions will be excluded when calculating the VWAP for the match period: Average Price Trade, Price Variation Trade, Market Center Official Close, Next Day Trade (Next Day Clearing), Market Center Official Open, Extended Hours Trade, Extended Hours Sold (Out of Sequence), Sold (Out of Sequence), Derivatively Priced, and Qualified Contingent Trade. If there are no eligible trades in the security during the match period for VWAP Price Match firm-up orders and therefore a VWAP cannot be determined, the matched firm-up orders are cancelled without a fill.

In the event of (1) the cancellation of a firm-up order by the algorithms/SOR or a Subscriber that accesses JPB-X directly, (2) a response to a production issue, (3) the National Best Bid moving lower than or becoming equal to the limit of a matched sell order or the National Best Offer moving higher than or becoming equal to the limit of a matched buy order, (4) the triggering of a Rule 201 price test, or (5) the stock closing at the primary exchange, JPB-X will terminate the match period and issue partial fills before cancelling all matched firm-up orders. Changes to an associated parent order, changes in published quotations that render a firm-up order unmarketable, the triggering of a Rule 201 price test, production issues, or the closing of the stock at its primary exchange may result in early termination of the match period, in which case tThe quantity of a matched order's fill will be proportional to the duration of the match period, and the price of the fill will be the VWAP over the duration of the match period (or, if a Rule 201 price test is in effect, at a price that is allowed by the rule). For example, if the full match quantity is 5,000 shares over five minutes and one of the firm-up orders is cancelled two minutes after the match period began, 2,000 shares will be allocated across the matched firm-up orders on each side. The price of the fill will be the VWAP over the duration of the match period up until the time of cancellation of the matched firm-up order.

JPB-X does not execute a cross in any NMS stock that is subject to a Halt (although, as described in response to Part III, Item 20, JPB-X will continue to accept Firm/Conditional Orders in such an NMS stock and instructions to modify, cancel, or replace Firm/Conditional Orders in that NMS stock using the priority logic described in this response). Firm-up orders that were matched but for which the match period has not elapsed are cancelled by JPB-X immediately after the Halt goes into effect. If a Halt in an NMS stock occurs during regular trading hours while a firm-up period for one or more conditional orders in that security is underway, JPB-X rejects any firm-up order received during the firm-up period while the halt is in place.

Close Price Match Rules and Procedures:

A conditional order routed by the algorithms/SOR or directly by a Subscriber can be cancelled by the algorithms/SOR or Subscriber, respectively, before the Close Price Match matching time.

Following the Close Price Match matching time (see response to Part III, Item 4), JPB-X (i) matches conditional orders designated for Close Price Match on opposite sides that are eligible for matching in JPB-X based on time priority and (ii) sends firm-up invitations to the algorithms/SOR or Subscribers (as described in response to Part III, Item 9). JPB-X does not accept conditional orders or amendments or cancellations of conditional orders after the Close Price Match matching time. JPB-X accepts firm-up orders and amendments to firm-up orders (to reduce quantity) after the Close Price Match matching time, during the firm-up period. JPB-X does not accept cancellations of firm-up orders designated for Close Price Match from the algorithms/SOR or Subscribers.

Once the firm-up period described in Part III, Item 9 has elapsed, JPB-X matches the firm-up orders designated for Close Price match received during the firm-up period (subject to the eligibility criteria for the firm-up orders discussed above and the firm-up orders' participation instructions) based on the time priority previously afforded the corresponding same-side conditional orders that preceded the firm-up orders, respectively. Unmatched firm-up orders are cancelled back to the SOR or, for any unmatched firm-up orders routed directly by a Subscriber, the Subscriber. Once the official closing price as determined by the closing auction is published by the primary exchange for the NMS stock, JPB-X crosses the matched firm-up orders at that closing price as reported by the SIP (see Part III, Item 23). A Close Price Match firm-up order (a) will be cancelled if the primary exchange does not publish a close price as determined by the closing auction for the stock and (b) may not be executed fully or at all if it is partially or fully cancelled as a result of a response to a production issue.

As described in response to Part III, Item 20, when a Halt is in effect for an NMS stock, JPB-X will continue to accept and match conditional orders designated for Close Price Match and to accept instructions to modify, cancel, or replace conditional orders in that NMS stock using the priority logic described in this response but will not execute orders if the primary exchange does not publish a close price as determined by the closing auction for the stock, in which case JPB-X will cancel the unexecuted orders immediately after JPMS determines that the primary exchange has not published a close price as determined by the closing auction for the stock and has been delayed in doing so as a result of the Halt. Firm-up orders that were matched but have not yet been executed will be cancelled by JPB-X immediately after the Halt goes into effect.

Additional Rules and Procedures for JPB-X Generally:

JPMS, at the request of a Subscriber or on JPMS' own initiative, may determine to review any transaction in JPB-X to assess whether it was adversely affected by a technical issue or "clearly erroneous" as defined by relevant regulators (e.g., under FINRA Rule 11891, "the terms of a transaction are 'clearly erroneous' when there is an obvious error in any term, such as price, number of shares, or other unit of trading, or identification of the security"). If JPMS determines that a transaction was adversely affected by a technical issue or clearly erroneous, whether or not as a result of JPMS or Subscriber error, JPMS, depending on the facts and circumstances, may work with the affected Subscriber(s) to resolve the error and may cancel (bust) the transaction or assume responsibility for one side of the transaction and work to cover the resulting position as soon as is practicable. JPB-X also may suspend matching in the event of volatile market conditions (e.g., wide bid/offer spreads).

JPB-X time stamps orders upon receipt and executions at the time they occur and reports them in milliseconds in accordance with applicable FINRA Order Audit Trail System and trade reporting rules. JPB-X determines queue positions based on new order receipt times with microsecond precision, except in the case of a reduction in the quantity of an order, in which case, the replacement order assumes the queue position of the original order.

(d) *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*

YES

Part III, Item 13 (Segmentation; Notice)

(a) *Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?*

YES

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

Subscriber Firm/Conditional Order flow is assigned to an order flow type, each of which corresponds to a tier. JPMS assigns a Subscriber's Firm/Conditional Order flow to an order flow type based upon an initial review of information received from the Subscriber at onboarding. The order flow types and corresponding tiers are provided below. For the avoidance of doubt, "institutional investor client flow" does not include "U.S.-registered broker-dealer client flow" (and vice versa), and neither of them includes JPMS flow or JPMS affiliates' flow. Fills resulting from JPMS principal trading desk flow accessing JPB-X via the algorithms/SOR (Order Flow Type P-1 in Tier 4) may be provided to JPMS clients on a riskless principal basis. (Unlike JPM-X, another NMS Stock ATS operated by JPMS, JPB-X does not have a Tier 5.)

Tier 1 (Order Flow Type I-1) -- Institutional investor client flow and JPMS affiliates' flow accessing JPB-X via the algorithms/SOR;

Tier 2 (Order Flow Type I-2) -- Institutional investor client flow with direct access to JPB-X;

Tier 3 (Order Flow Type I-3) -- U.S.-registered broker-dealer client flow (both agency and principal) accessing JPB-X via the algorithms/SOR; and

Tier 4 (Order Flow Type P-1) -- Internal (JPMS) principal trading desk flow accessing JPB-X via the algorithms/SOR.

There is no specific length of time that an order flow type or tier assignment for a Subscriber will remain in effect; however, JPMS conducts a quarterly review of the trading activity in JPB-X of a sample set of Subscribers to confirm the accuracy of the Subscribers' order flow type and tier assignments, and JPMS reserves the right to review and add, remove, or revise an order flow type or tier assignment for a Subscriber at any time. JPMS would notify the Subscriber in the event of a change in the order flow type or tier assignment for the Subscriber. JPMS may change an order flow type or tier assignment for a Subscriber as described in response to Part III, Items 13-14 but does not otherwise override such an assignment once made.

The segmentation of order flow described above affects order interaction insofar as, in looking for matching opportunities for a Subscriber's Firm/Conditional Orders, JPB-X complies with the Subscriber's counterparty preferences regarding the order flow types or tiers with which the Subscriber would like to interact, as described in response to Part III, Item 14.

(b) *If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?*

    YES

(c) *Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?*

    YES

(d) *If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?*

    YES

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

JPMS informs Subscribers of their assigned order flow type and tier classification at onboarding and upon request. A request by a Subscriber to contest such an assignment can be communicated through a JPMS sales representative and will be reviewed by ECS Liquidity Product Specialists.

(e) *If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?*

    YES